UNITED STATES OF AMERICA
                                 before the
                      SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

HEC Inc.                           Report for Period
24 Prime Parkway                   July 1, 1996 to
Natick, MA  01760                  September 30, 1996
                                   Pursuant to Rule 24

File Nos.  70-8076 and 70-8086

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by HEC Inc.(HEC), a wholly owned subsidiary of Northeast Utilities, a registered holding company. Pursuant to HCAR Nos. 35-26108, 35-26335, 35-26564 (the "Orders"), HEC is authorized to provide energy management services, demand side management services and consulting services. HEC is required to report quarterly on services provided during the previous quarter. Accordingly, this report includes the following information:

1. A summary balance sheet and an income statement (unaudited) for the three-month period ended September 30, 1996. See Exhibit A.

2. A narrative description of HEC's activities undertaken during the quarter and the type of customers for which services were rendered. Exhibit B.

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, HEC has duly caused this report to be signed on the 22nd day of October 1996.

                                   HEC Inc.
                                   By:/s/Linda A. Jensen
                                   Vice President - Finance




                                    EXHIBIT A

                                     HEC INC.

                         BALANCE SHEET - September 30, 1996


                                      ASSETS


CURRENT ASSETS:                                      1996
                                                  -----------
    Cash and cash equivalents                     $1,509,851
    Contract receivables, current,
    less allowance for uncollectibles of $298,000  6,938,243
    Unbilled contracts receivable                  1,237,476
    Other current assets                             367,770
                                                  -----------
                  Total current assets            10,053,340
                                                  -----------
PROPERTY AND EQUIPMENT                             3,910,916
    Less accumulated
      depreciation and amortization                2,026,479
                                                  -----------
            Net property and equipment             1,884,437
                                                  -----------
OTHER ASSETS                                          45,156

TOTAL ASSETS                                     $11,982,933
                                                 ===========


          LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
    Accounts Payable                              $5,886,067
    Accrued Expenses                                 766,187
    Accured Income Taxes                              58,177
    Short-Term Borrowing NU Moneypool                725,000
                                                 -----------
                  Total current liabilities        7,435,432
                                                 -----------
OTHER LIABILITIES:
    Deferred income tax liability                    397,345
    Other                                            430,482
                                                 -----------
                  Total other liabilities            827,827
                                                 -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
    Common stock, $1 par value.
     Authorized and issued 100 shares                    100
    Additional paid-in-capital                     4,000,000
    Foreign Currency Exchange                             98
    Accumulated Deficit                             (280,524)
                                                 -----------
                  Total stockholder's equity       3,719,675

    TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY   $11,982,933
                                                 ============

                                   HEC INC.

                           STATEMENT OF OPERATION

                     FOR THE QUARTER ENDED SEPTEMBER 30, 1996

REVENUES                                          $12,635,156

COST OF REVENUES                                   11,735,552
                                                   ----------
    Gross profit                                      899,604

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES          799,979
                                                   ----------
    Operating income                                   99,625
                                                   ----------
INTEREST INCOME (EXPENSE)
    Interest income                                    48,616
    Interest expense                                  (16,017)
                                                   ----------
                                                       32,599
                                                   ----------
    Income before income tax expense                  132,224

INCOME TAX EXPENSE                                     24,216

   Net Income (Loss)                                 $108,008
                                                   ==========

                                      EXHIBIT B

                                       HEC INC.
                       REPORT FOR JULY 1 - SEPTEMBER 30, 1996

                          NARRATIVE DESCRIPTION OF SERVICES

Energy Management Services

HEC provided the following services to clients in the period: energy audits (the identification of energy and other resource cost reduction opportunities); design of energy conservation measures including energy efficient lighting, energy efficient motors, energy management systems, heating, ventilating and air conditioning equipment retrofits, variable speed drives; the management of and direct installation of energy conservation equipment of the same type designed; assistance in identifying and arranging third-party financing for project installations; training of client personnel in the operation of installed equipment; system commissioning and reporting of program results. The majority of these services were performed for schools, hospitals and other municipal facilities under utility-sponsored programs. Other services provided consisted primarily of evaluation of various heating and/or air conditioning equipment configurations for customers or utilities and monitoring and/or evaluating the demand side management program installations of non-affiliated utilities.

HEC consulting activities consisted primarily of design and specification of energy consuming equipment for clients including schools, hospitals and commercial facilities.